SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35370

Deregistration under Section 8(f) of the Investment Company Act of 1940

October 25, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of October 2024. A copy of each application may be
obtained via the Commission's website by searching for the applicable file number listed
below, or for an applicant using the Company name search field, on the SEC's EDGAR
system. The SEC's EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the
SEC's Public Reference Room at (202) 551-8090. An order granting each application will be
issued unless the SEC orders a hearing. Interested persons may request a hearing on any
application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the
relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the
relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
November 19, 2024, and should be accompanied by proof of service on applicants, in the form
of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,
hearing requests should state the nature of the writer's interest, any facts bearing upon the
desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BNY Mellon New York Tax Exempt Bond Fund, Inc. [File No. 811-03726]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BNY Mellon New York AMT-Free Municipal Bond Fund, and on May 17, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $262,765 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on October 17, 2024.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

Delaware Investments Dividend & Income Fund, Inc. [File No. 811-07460]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to abrdn Global Dynamic Dividend Fund, and on March 10, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $288,309 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser, the acquiring fund, and the acquiring fund's investment adviser.

Filing Dates: The application was filed on October 27, 2023 and amended on October 22, 2024.

Applicant's Address: 100 Independence, 610 Market Street, Philadelphia, Pennsylvania 19106-2354.

Macquarie Global Infrastructure Total Return Fund Inc. [File No. 811-21765]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to abrdn Global Infrastructure Income Fund, and on March 10, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $1,223,794 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser, the acquiring fund, and the acquiring fund's investment adviser.

Filing Dates: The application was filed on October 27, 2023 and amended on October 22, 2024.

Applicant's Address: 100 Independence, 610 Market Street, Philadelphia, Pennsylvania 19106-2354.

Variable Annuity Account Ten [File No. 811-23649]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on July 17, 2024 and amendments on September 6, 2024 and October 24, 2024.

Applicant's Address: 2727-A Allen Parkway, Houston, Texas 77019.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.